

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2011

Via U.S. Mail

Manfredi Mazziotti di Celso
Chief Executive Officer
ITP Energy Corporation
Via Federico Zuccari, 4
Rome, Italy 00153

> **Re:** **ITP Energy Corporation**
> **Current Report on Form 8-K**
> **Filed May 5, 2011**
> **File No. 005-80683**

Dear Mr. Mazziotti di Celso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note on page 1 that your reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 by referring to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. However, these safe harbor provisions are not available to penny stock companies. Please remove these references.

2. We note on page 3 that you effectuated a reverse stock split on March 21, 2011 and merged into a wholly-owned subsidiary where you adopted the name of the subsidiary as ITP Energy Corporation. However, it does not appear you have filed any proxy or information statements required by these corporate actions. Please advise.

3. Tell us whether the company qualifies a foreign private issuer following the reverse acquisition. If so, include a risk factor highlighting the possibility that the company could become subject to different disclosure standards as a result.

Form 10 Information, page 5

4.   Discuss management's reasons for engaging in the reverse acquisition and becoming a public company.

Risk Factors, page 24

Risks Relating to our Common Stock, page 30

5.   Include a risk factor highlighting the unavailability of Rule 144 for resales of your company's restricted securities until 1 year from the filing of this Form 8-K.

Directors and Executive Officers, page 56

6.   Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your three director nominees should serve as a director for the company.   See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 57

Compensation Discussion and Analysis, page 57

7.   Discuss the basis for Mr. Mazziotti di Celso's 2010 bonus.

Market Price and Dividends on Our Common Equity and Related Stockholder Matters, page 60

Market Information, page 60

8.   Disclose whether the company has any plans to seek quotation on the OTC Bulletin Board or listing on an exchange.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

Basis of Consolidation, page 7

9.   You disclose that financial statements include the accounts of variable-interest entities in which the company is the primary beneficiary. For your variable-interest entities please include the disclosures required by ASC 810-10-50-2AA or tell us why these disclosures are not applicable.

Revenue Recognition, page 9

10.   Refer to your accounting policy for revenue recognition on page 9. Please expand the
       disclosure to clarify the types of revenues that use the percentage-of-completion method
       and the types of revenues that use the completed contract method for revenue recognition.
       Also disclose the method you use to calculate the amount of revenue recognized under
       the percentage-of-completion method and how you account for contracts that you
       estimate will have a loss at the end of the contract.

Note 10 – Inventory, page 19

11.   We note that your work in progress is net of prepayments. Please expand the disclosure
       to describe the nature of the prepayments, your right to offset such prepayments with
       work in progress to the same customer if your contracts permit such an offset and
       disclose the amount of prepayments, if material.

Note 14 – Prepaid Expenses, page 20

12.   We note that prepaid expenses include mainly deferred charges which are expenses or
       revenues which are accounted for in a later accounting period than the payment for an
       anticipated future benefit, or to comply with the requirement of matching costs
       with revenues.   Please expand the disclosure for prepaid expenses and inventories to
       clarify how you classify costs related to future revenues, including the types of expenses
       included in inventory – work in progress and prepaid expenses.

Note 16 – Current Liabilities, page 22

13.   Refer to your accounting policy for warranty expense on page 9. Please expand the
       disclosure of Other Liabilities included in current liabilities to detail the amount of
       warranty expense accrued and the changes in the liability for the periods presented, if
       material.

Note 22. Income Taxes, page 25

14.   We note that your effective tax rate has fluctuated between 36.5% and 75.5% for the
       periods presented. Please expand the disclosure in Note 22 to explain the significant
       changes in basis differences on accounts receivable from period to period. Please expand
       MD&A on pages 44, 46, 49 and 51 accordingly.

15.   Please provide the disclosure required pursuant to ASC 740-10-50-15 for uncertain tax
       positions, if material.

16.   Please also provide a detailed analysis that reconciles the disclosure on page 25 that your
       provision for deferred income taxes was $0 for each of the periods presented despite

changes in the current and long-term deferred tax asset and liability accounts from period to period.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 212-231-8121
        Enrico A. Pellegrini
        Pellegrini & Mendoza LLP